July 17, 2008

VIA:
U.S. Mail
Fax: (202) 772-9218
email: shermanj@sec.gov

Mr. Jay Webb, Reviewing Accountant
Ms. Julie Sherman, Staff Accountant
Division of Corporate Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Hydrogen Engine Center, Inc.
        Form 10-KSB for the year ended December 31, 2007
        Filed April 15, 2008
        Form 10-Q for the quarter ended March 31, 2008
        File No. 000-50542

Dear Mr. Webb and Ms. Sherman:

In connection with your review of the filings of Hydrogen Engine Center, Inc. (the "Company") listed above; we respectfully submit the following amended response to the comments included in your letter dated July 9, 2008. This letter is intended to replace our letter of July 15, 2008.

For ease of reference, we have repeated your comments below.

Form 10-KSB for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page 46

1.
Please tell us why you did not include the portion of the line item “Losses related to inventory” that represents inventory write-offs and reserves as a component of cost of goods sold. Refer to EITF 96-9 and note 13 of SAB 100. Note such amounts may be parenthetically disclosed as a component of costs of goods sold on the face of this statement. Also note this comment impacts your March 31, 2008 Form 10-Q.

Response:

We have evaluated EITF 96-9 and Note 13 of SAB 100 as it relates to the losses we have incurred on inventory and concur with your comment as to those portions that relate to inventory write-downs consisting of component parts, finished goods and purchase commitments as well as those portions that relate to an allowance for loss on engine blocks purchased from our supplier in China. We will restate our 10-KSB for December 31, 2007 and the 10-Q for March 31, 2008, to reflect those portions of “losses related to inventory” as cost of sales.

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss, page 47

2.
Please tell us why you recorded $1,889,063 beneficial conversion feature accretion in fiscal 2007 as an increase to your accumulated deficit. Note the guidance at paragraph 8 of EITF 98-5 and SAB Topic 3 (C).

Response:

In our July 15, 2008 letter we stated that we believed we had correctly recorded the recognized beneficial conversion feature of Series A preferred stock.

The beneficial conversion feature recognized was due to the triggering of the contingent anti-dilution feature of Series A preferred stock (series A) and was accounted for under the guidance of EITF 00-27 (issue 7) and EITF 98-5 (paragraph 8). The underlying Series A is considered permanent equity as analyzed under FASB 150, EITF D-98 and ASR 268. As such, we followed the guidance of EITF 98-5 paragraph 8 and noted this beneficial conversion feature would be treated as a dividend equivalent to the Series A holders from the common stockholders. All preferred stock transactions within permanent equity are charged to par value and additional paid in capital (APIC). The underlying entry to record this beneficial conversion feature is to increase Series A APIC (all preferred and common APIC are aggregated in one APIC account) by $1,889,063 and debit common APIC by a like amount. However, EITF 98-5 paragraph 8 states:

For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion)5 using the effective yield method.

5 For those preferred securities that are convertible at the date of issuance, the Task Force observed that the discount would be fully amortized through retained earnings at the date of issuance.

Since the underlying conversion feature of Series A was present on “day one” of the anti-dilution triggering event, we had determined to charge accumulated deficit instead of common APIC as guided by EITF 98-5. However, we have re-evaluated the guidance at paragraph 8 of EITF 98-5 and SAB Topic 3 (C) and concur with your comment. We will restate our 10-KSB for December 31, 2007 and the 10-Q for March 31, 2008, to reflect the recognized beneficial conversion feature of Series A APIC.

Exhibit 31

3.
We note that your filing contained management’s report on internal control over financial reporting (on page 67) as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company and to also include paragraph 4(b) which refers to the design of your internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to the Form 10-KSB that includes new, corrected certifications. In this case you may not provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1,2, 4 and 5 of the certification due to the fact that a full amendment is necessary to this filing to correct your Section 1350 certifications (see comment below).

Hydrogen Engine Center, Inc.
2502 E. Poplar St., Algona, IA 50511
Phone: 515-295-3178 Fax: 515-395-1877
www.hydrogenenginecenter.com info@hydrogenenginecenter.com
OTCBB Symbol: HYEG:OB

Response:

We agree with your comment and will amend the December 31, 2007 10-KSB to include new, corrected certifications that include the language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company and to also include paragraph 4(b) which refers to the design of our internal control over financial reporting.

Exhibit 32

4.
We noted the first paragraph of both your Section 1350 certifications indicate” In connection with the Annual Report of Hydrogen Engine Center, Inc. (the “Company”) on Form 10-KSB for the period ending December 31, 2005 as filed with …”. Please amend the filing to include Section 1350 certifications that refer to your Form 10-KSB for the period ending December 31, 2007 rather than 2005. In addition, please make sure the certifications are appropriately signed.

Response:

We agree with your comment and will amend the December 31, 2007 10-KSB to include updated Exhibit 32 exhibits with changes to Section 1350 certifications to read “period ending December 31, 2007.”

Form 10-Q for the Quarterly Period ended March 31, 2008

Exhibit 31

5.
As previously indicated, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company and to also include paragraph 4(b) which refers to the design of your internal control over financial reporting. Please file an amendment to the Form 10-Q that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Refer to Item 601(b)(31) if Regulation S-K.

Response:

We agree with the your comment and will amend the March 31, 2008 10-Q to include new, corrected certifications that include the language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company and to also include paragraph 4(b) which refers to the design of our internal control over financial reporting.

We plan to file a Form 8-K announcing the restatements discussed in our responses to your comments #1 and #2 above. The Form 8-K will be filed on or before July 18, 2008 and will describe the changes in our previously issued financial statements in accordance with Item 4.02(a) of that form.

Hydrogen Engine Center, Inc.
2502 E. Poplar St., Algona, IA 50511
Phone: 515-295-3178 Fax: 515-395-1877
www.hydrogenenginecenter.com info@hydrogenenginecenter.com
OTCBB Symbol: HYEG:OB

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (515) 295-3178 extension 110, if you have any further questions.

Sincerely,

/s/

Sandra M. Batt
Chief Financial Officer

Hydrogen Engine Center, Inc.
2502 E. Poplar St., Algona, IA 50511
Phone: 515-295-3178 Fax: 515-395-1877
www.hydrogenenginecenter.com info@hydrogenenginecenter.com
OTCBB Symbol: HYEG:OB